UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

Jerusalem BioPark

Hadassah Ein Karem,

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

BiondVax Pharmaceuticals Ltd. (the “Company”), developer of M-001, a clinical phase Universal Influenza Vaccine candidate, announces that following a successful launch of pivotal phase 3 universal flu vaccine clinical trial, the Company intends to explore additional financing opportunities. Funds raised, if any, would be used by the Company towards completion of the ongoing pivotal, clinical efficacy, Phase 3 trial of M-001, which as previously reported by the Company, began in August 2018. Results of the Phase 3 trial are expected in the second half of 2020.

In addition to the Phase 3 trial, in August 2018 the Company relocated to a new state-of-the-art mid-size commercial scale manufacturing facility in Jerusalem.

Among the various financing options being explored are grants, co-investments, and capital raises, including a rights offering. It is possible that following a capital raise one or more shareholders may become controlling shareholders. In addition to its current financial resources, the Company estimates it will need approximately US$10 million to fund operations, including completion of the Phase 3 trial, through the end of 2020.

This current report on Form 6-K does not contain an offer to sell securities or a solicitation to offer to buy securities.

Forward Looking Statements

This current report on Form 6-K includes forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 17, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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